SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Renewable Energy Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

75972A103

(CUSIP Number)

July 16, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A103	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Bunge North America, Inc. – FEIN: 13-4977260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%**
12	TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G/A

** Based on 0 shares of Class A Common Stock issued and outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, because each share of Class A Common Stock automatically converted into one share of Common Stock on July 16, 2012.

CUSIP No. 75972A103	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Bunge Limited – FEIN: 98-0231912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%**
12	TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G/A

**Based on 0 shares of Class A Common Stock issued and outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, because each share of Class A Common Stock automatically converted into one share of Common Stock on July 16, 2012.

CUSIP No. 75972A103	Page 4 of 7 Pages

Item 1. (a) Name of Issuer:

Renewable Energy Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:

414 South Bell Avenue

Ames, IA 50010

Item 2. (a) Name of Person Filing:

Bunge North America, Inc.

Bunge Limited

The Reporting Persons are making a joint filing.

(b) Address of Principal Business Offices or, if none, Residence:

The business address of each Reporting Person is:

Bunge North America, Inc.

11720 Borman Drive

St. Louis, MO 63146

Bunge Limited

50 Main Street

White Plains, NY 10606

(c) Place of Organization:

Bunge North America, Inc.: New York

Bunge Limited: Bermuda

(d) Title of Class of Securities:

Class A Common Stock

(e) CUSIP Number:

75972A103

CUSIP No. 75972A103	Page 5 of 7 Pages

Item 3. If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4. Ownership.

The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G/A is hereby incorporated by reference.

Bunge North America, Inc. (“Bunge NA”) directly beneficially owned the shares of Issuer’s securities described herein. Because Bunge NA is a wholly-owned subsidiary of Bunge Limited, Bunge Limited is deemed to hold indirect beneficial ownership over securities owned by Bunge NA.

On July 16, 2012, each share of the Issuer’s Class A Common Stock, including each of those shares held by Bunge NA, was converted into one share of the Issuer’s Common Stock, and, as a result, Bunge NA and Bunge Limited no longer beneficially own any shares of Issuer’s Class A Common Stock.

CUSIP No. 75972A103	Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75972A103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

BUNGE Limited

February 12, 2013
Date

/s/ Carla Heiss
Signature

Carla Heiss/Assistant General Counsel and Assistant Secretary
Name/Title

BUNGE NORTH AMERICA, INC.

February 12, 2013
Date

/s/ C. Bailey Ragan
Signature

C. Bailey Ragan/Vice President
Name/Title